EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for third quarter 2015 in NOK

STAVANGER, Norway, Feb. 23, 2016  -- Statoil (OSE:STL, NYSE: STO) declared 28 October 2015 dividend per share of USD 0.2201 for third quarter 2015. The NOK divided per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 17 February 2016, in total seven business days.

Average Norges Bank fixing rate for this period was 8.6017.

Third quarter 2015 dividend per share is consequently NOK 1.8932 and will be paid to shareholders on Oslo Børs 26 February 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)